

Mail Stop 7010

July 24, 2006

Zak W. Elgamal
Chief Executive Officer
Asah Corp.
10039 Bissonnet #250
Houston, TX 77036-7852

> **Re: Asah Corp.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed July 7, 2006**
> **File No. 333-133842**

Dear Mr. Elgamal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6

1. We note your response to prior comment 11. Please add a risk factor that addresses the dilutive affect on your shareholders if Messrs. Elgamal and Olmos-Rivas purchase shares at a 25% discount, as provided in their service agreements.

Selling Shareholders, page 14

2. We note your response to prior comment 15. However, on page 39 and in the financial statement footnotes you disclose that Jaime Olmo-Rivas is the company's vice president. If true, please revise this section and provide additional disclosure under Directors, Executive Officers, Promoters and Control Persons

and Executive Compensation. In addition, Item 507 of Regulation S-B requires that you disclose any material relationship which selling shareholders have had within the past three years with the issuer or any of its predecessors or affiliates. Since 531,550 shares are being sold by investors in your December 2005 private placement, and many of those investors are employees, you should disclose these relationships.

Management Discussion and Analysis, page 28

3. We reissue prior comment 25. It is unclear to what extent your strategy is dependent on your ability to raise additional funds. Please discuss in greater detail the timing of each component of your plan and whether you have existing funds to achieve those components of your plan or whether you will need to raise financing. If you need to raise financing, generally describe when you expect to raise such financing and how that correlates to the timing of your plan.

Results of Operations for the Three Months Ended March 31, 2006, page 32

4. Please reconcile the amounts seen here for your selling, general and administrative expenses with those seen on your statements of operations in your financial statements.

Liquidity and Capital Resources, page 33

5. We note your response to prior comment 30. It appears from your disclosure in your most recent Form 10-QSB that all related party loans have been repaid by the company. Please clarify your disclosure here and under Certain Relationships and Related Transactions.

6. We note your response to prior comment 31. Please discuss the reasons why your accounts receivable collections take up to 180 days.

7. We note your response to the fourth bullet point of prior comment 44. Please revise your MD&A analysis of liquidity to address the fact that you collected significantly more of your December 31, 2005 gross accounts receivable balance than you had previously estimated was collectible. Describe what impact, if any, this higher than expected collection had on your provision for 2006.

Certain Relationships and Related Transactions, page 35

8. We reissue prior comment 33. Please identify the names of each company and the related parties you describe in this section. For example, disclose the names of the companies related to Zak Elgamal that loaned you money.

9. Since Bland Chamberlain and Jose Chapa, Jr. are related parties and 10% shareholders, describe their consulting agreements and file them as exhibits.

10. We note your response to prior comment 38. Please clarify whether the annual compensation under the service contracts is in addition to the salary disclosed on page 38.

Financial Statements for the Three Months Ended March 31, 2006

Note 1(D) – Use of Estimates, page 5

11. We read that you reduced your estimate of a valuation allowance by approximately $190,000. Please revise to specify the valuation allowance to which you are referring (e.g., deferred tax asset valuation allowance, allowance for doubtful accounts, etc.). Also tell us how you accounted for the change to this allowance.

Note 2 – Accounts Receivable, page 7

12. We read that during the three months ended March 31, 2006 and 2005, you recorded an allowance for doubtful accounts of zero. We assume you are referring to your provision for doubtful accounts instead of your allowance for doubtful accounts. If true, please confirm our assumption and clarify your disclosure. Also revise your MD&A analysis of results of operations to briefly explain why no provision for doubtful accounts was recorded in these periods.

Financial Statements for the Year Ended December 31, 2005

Statements of Cash Flows, page 5

13. We note your response to comment 42 from our previous comment letter dated June 1, 2006. Please tell us in more detail which entity made these loans, to whom the loans were given, and the terms of these loans. Also tell us how you determined that you did not need to discuss these loans and their terms in a footnote to your financial statements or in your MD&A analysis of liquidity.

14. We note your response to comment 43 from our previous comment letter dated June 1, 2006. It is unclear to us how you revised your footnotes to address our comment. Please confirm to us, if true, that the $30,000 loan discussed in the last paragraph of Note 4 was both received by you and repaid by you during 2005, and revise Note 4 accordingly.

Note 1 (G) – Revenue Recognition and Provision for Doubtful Accounts, page 7

15. It is unclear to us where you have disclosed at what point you write-off gross accounts receivable against the related allowance. Please advise or revise.

16. Please revise the first sentence of the third paragraph of this footnote to clarify, if true, that you are referring to your established billing rates. We believe your use of the term "they" may be confusing to your readers.

17. We note your discussion of revenues billed under contracts. Please revise to clarify, if true, that these are service contracts where you are paid a monthly fee by your hospital and healthcare facility clients in return for providing surgical assistants regardless of the patients' ability to pay for your service or the patients' presence or lack of insurance. We note your disclosures concerning this matter on pages 23 and 29.

Note 2 – Accounts Receivable, page 9

18. Your tabular presentation of accounts receivable, net does not appear to total. Please advise or revise.

19. We note your response to the second bullet point of comment 44 from our previous comment letter dated June 1, 2006. As previously requested, supplementally provide us with a rollforward of your allowance for doubtful accounts for 2004 and 2005.

Note 8 (A) – Stock Issued for Services, page 13

20. We note your response to comment 46 from our previous comment letter dated June 1, 2006. It remains unclear to us how management determined the fair value of your stock in your July 2005 issuance given that there was no public market for your stock. As previously requested, please provide us with a detailed description of the significant factors, assumptions, and methodologies used in determining the July 2005 fair value of $.001 per share.

Part II. Item 26. Recent Sales of Unregistered Securities

21. We note your response to prior comment 47. For the July 2003 transaction with Chris Penner, disclose the amount of consideration received by the company.

22. We note your response to prior comment 48. We continue to question why an offering to 81 individuals is not a public offering. The fact that these shareholders may be employees does not make your offering non-public. In addition, your response says that all of the shareholders are employees; however disclosure in your filing says that you have a total of only 66 employees. Please discuss an

available exemption for this offering and supply all information that explains why you are able to rely on the exemption. For example, if you believe that Section 4(2), or Rule 506 (a safe harbor under Rule 4(2)), is an appropriate exemption tell us how many of these employees are accredited investors and what type of information was provided to them in connection with the offering. If an offering exemption is unavailable, you should discuss, in the filing, that the offering may have been inconsistent with Section 5 of the Securities Act and discuss the impact of such a potential inconsistency on the company. We may have additional comments upon review of your response.

<u>Exhibits</u>

23. Please file executed versions of the employment and service agreements.

As appropriate, please amend your registration statement in response to these comments.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Thompson at (202) 551-3737 or in her absence, John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 if you have any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726